FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X             Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......             No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following item is hereby incorporated by reference in the following HSBC Holdings plc Registration Statement: File No. 333-158054.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By: /s/ P A Stafford

Name: P A Stafford

Title: Assistant Group Secretary

Date: 3 April 2009

HSBC Holdings plc (“HSBC”) announced on 2 March 2009 a 5 for 12 rights issue at £2.54 per new ordinary share to raise approximately £12.5 billion (US$17.7 billion) (net of expenses). Subsequent to HSBC’s announcement on 9 March 2009 of some preliminary details of the rights issue as it relates to holders of HSBC’s American Depositary Shares (“ADSs”; New York Stock Exchange ticker symbol: “HBC”), following are further details of the rights issue as it relates to holders of HSBC’s ADSs:

•

The final ADS subscription price is $18.487555. (The US dollar subscription price is based on the UK pounds sterling subscription price of 254 pence per ordinary share multiplied by five to account for the ADS to ordinary share ratio of five to one and the US dollar to UK pounds sterling exchange rate of 1.4342 as of 1 April 2009 (as published by Bloomberg), plus 1.5% to account for applicable UK stamp duty reserve tax.

•	Subscribing ADS holders are entitled to a refund of $1.042445 per new ADS subscribed. The refund rate is based on the original deposit amount of $19.53 less the final subscription price of $18.487555.
•	The new ADSs will be issued on or about 6 April 2009.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of the securities described herein, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. HSBC has filed a registration statement in the United States under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the offer and sale of the securities described herein. A written prospectus meeting the requirements of Section 10 of the Securities Act and containing the detailed terms of the rights issue is available on the United States Securities and Exchange Commission’s website at www.sec.gov.